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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3190 Whitney Avenue
(No. and Street)

Hamden	CT	06518
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Butler (203) 248-1972
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pue, Chick, Leibowitz & Blezard, LLC
(Name – *if individual, state last, first, middle name*)

76 South Frontage Road	Vernon	CT	06066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFS Securities, Inc., as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President & Principal

Title

Notary Public



LAURA COFRANCESCO
Notary Public-Connecticut
My Commission Expires
09/30/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

CFS SECURITIES, INC.

Years ended September 30, 2017 and 2016

CFS SECURITIES, INC.

Years ended September 30, 2017 and 2016

CONTENTS



PUE, CHICK, LEIBOWITZ & BLEZARD LLC

Certified Public Accountants

Steven R. Leibowitz, CPA, CVA, MST
Michael R. Blezard, CPA/ABV, CVA
Michael J. Welch, CPA/ABV/PFS, J.D., LL.M
Mark R. Barzottini, CPA

John C.A. Chick, CPA – Retired

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of CFS Securities, Inc.

We have audited the accompanying statements of financial condition of **CFS Securities, Inc.** (a Connecticut Company) as of September 30, 2017 and 2016, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of **CFS Securities, Inc.'s** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CFS Securities, Inc.** as of September 30, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audits of **CFS Securities, Inc.'s** financial statements. The supplementary information is the responsibility of **CFS Securities, Inc.'s** management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



Certified Public Accountants

Vernon, Connecticut
November 3, 2017

CFS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2017 and 2016

	2017	2016
Assets		
Current assets:		
Cash and cash equivalents	$ 4,811	$ 24,321
Commissions receivable, allowable	512	1,067
Commissions receivable, unallowable	23,181	34,591
Prepaid expenses	1,243	1,689
Total current assets	29,747	61,668
Furniture, fixtures and equipment:		
Equipment	15,523	15,523
Accumulated depreciation	(15,269)	(14,760)
Net book value	254	763
Other assets:		
Due from Cooper Financial Services, Inc.	27,432	30,523
Note receivable, officer	64,539	63,324
Investments	31,702	43,394
Deferred taxes	3,100	-
Total other assets	126,773	137,241
Total assets	$ 156,774	$199,672

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION (continued)

September 30, 2017 and 2016

	2017	2016
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 472	$ 580
Long term liabilities:		
Deferred taxes	-	7,600
Total current liabilities/total liabilities	472	8,180
Stockholders' equity:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Retained earnings	142,303	176,572
Accumulated other comprehensive income, net unrealized gain on investment (net of tax)	3,999	4,920
Total stockholders' equity	156,302	191,492
Total Liabilities and Stockholders' Equity	$156,774	$199,672

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENTS OF COMPREHENSIVE LOSS

For the years ended September 30, 2017 and 2016

	2017	2016
Revenue and other income:		
Commissions and fees	**$163,788**	$208,324
Administrative fees	**13,352**	27,849
Realized gain on sale of securities	**4,184**	-
Dividend and interest income	**2,461**	3,179
Total revenue and other income	**183,785**	239,352
Operating expenses	**228,126**	248,315
Loss before income taxes	**(44,341)**	(8,963)
Income tax expense (benefit)		
Current	**428**	1,998
Deferred	**(10,500)**	(1,800)
	(10,072)	198
Net loss	**(34,269)**	(9,161)
Other comprehensive income, net of tax		
Unrealized gain (loss), on available for sale securities	**(921)**	2,579
Comprehensive loss	**($ 35,190)**	($ 6,582)

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended September 30, 2017 and 2016

	Common Stock					
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance October 1, 2015	1,000	$10,000	-	$185,733	$2,341	$198,074
2016 net loss	-	-	-	(9,161)	-	(9,161)
2016 unrealized gain, net of tax	-	-	-	-	2,579	2,579
Balance September 30, 2016	1,000	10,000	-	176,572	4,920	191,492
2017 net loss	-	-	-	(34,269)	-	(34,269)
2017 unrealized loss, net of tax	-	-	-	-	(921)	(921)
Balance September 30, 2017	1,000	$10,000	-	$142,303	$3,999	$156,302

See accompanying notes to financial statements.

CFS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the years ended September 30, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net loss	($ 34,269)	($ 9,161)
Adjustments to reconcile net loss to net cash used in operating activities:		
Realized gain on sale of securities	(4,184)	-
Depreciation	509	508
Change in deferred taxes	(10,500)	(1,800)
Changes in operating assets and liabilities:		
Commission receivables	11,965	2,510
Prepaid expenses	446	(459)
Due from Cooper Financial Services, Inc.	3,091	(16,215)
Accounts payable	(108)	(169)
Accrued retirement plan	-	(7,974)
Net cash used in operating activities	(33,050)	(32,760)
Cash flows from investing activities:		
Purchase of securities	(1,245)	(2,083)
Sale of securities	16,000	-
Issuance of note receivable	-	(6,000)
Interest associated with note receivable	(1,215)	(1,095)
Net cash provided by (used in) investing activities	13,540	(9,178)
Net change in cash and cash equivalents	(19,510)	(41,938)
Cash and cash equivalents, beginning	24,321	66,259
Cash and cash equivalents, ending	$ 4,811	$24,321
Supplementary cash flow information:		
Cash paid for income taxes	$ 452	$ 1,548
Cash paid for interest	$ -	$ -

See accompanying notes to financial statements.

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended September 30, 2017 and 2016

1. **Nature of business and summary of significant accounting policies:**

Nature of business:

CFS Securities, Inc. (the "Company") is a Connecticut Company located in Hamden, Connecticut. The Company is a registered broker-dealer under the Securities and Exchange Act and is a member of Financial Industry Regulatory Authority (FINRA). The Company is currently registered as a broker-dealer in 12 jurisdictions.

The Company conducts securities business in the following areas: mutual fund retailer, municipal securities broker, and broker or dealer selling variable life insurance or annuities. The Company provides broker-dealer services as introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

While the Company receives fees and commissions from various sources, the fees are generally generated by Cooper Financial Services, Inc. ("Cooper"), a related party affiliated by common ownership.

During the fiscal year ended September 30, 2016, one of the owners passed away. His entire ownership passed to his estate.

Basis of presentation:

The Company uses the accrual method of accounting for financial statement purposes.

Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from those estimates.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all investments in liquid time accounts purchased with original maturities of three months or less to be cash equivalents.

1. **Nature of business and summary of significant accounting policies** (continued):

Cash and cash equivalents (continued):

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management of the Company believes that it is not exposed to any significant credit risk on its bank deposits.

Commissions receivable:

Commissions receivable consists of revenues due from investment and insurance companies earned by the Company representatives on which the investment and insurance companies have not paid the Company as of year-end.

The Company carries its receivable at net realizable value. On a periodic basis, the Company evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past bad debt expense and collections and current credit conditions. Management believes that this balance is fully collectable; therefore an allowance is not needed.

Commissions receivable are segregated into allowable and unallowable. In accordance with FINRA requirements, allowable receivables consist of commissions due that are less than 30 days old. Unallowable receivables include outstanding investment advisory fees and commissions in excess of 30 days old.

Fixed assets:

Fixed assets are stated at cost. Major renewals, additions, and betterments are capitalized to the property accounts while maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred. Depreciation is computed using straight-line methods over the estimated useful lives of the related assets.

Investments:

Investments consist of available for sale securities. Available for sale securities are reported at fair value with unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses, determined using the average cost method, are included in earnings.

Advertising costs:

The Company expenses advertising costs as they are incurred.

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended September 30, 2017 and 2016

1. **Nature of business and summary of significant accounting policies** (continued):

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities and recognition of income and expenses for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets, liabilities and revenue are recognized. Deferred taxes arise primarily because the Company files its income tax returns on the cash basis of accounting and uses the accrual basis of accounting for financial reporting and future benefits to be recognized upon the utilization of operating loss carry forwards. Deferred tax assets and liabilities not expected to be realized are reduced by a valuation allowance.

In November 2015, the Financial Accounting Standards Board issued Accounting Standards Updated No. 2015-17, Balance Sheet classification of Deferred Taxes (ASU 2015-17). ASU 2015-17 amends current presentation guidance by requiring that all deferred tax assets and liabilities be classified as noncurrent on the balance sheet. ASU 2015-17 is effective for interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company elected to early adopt ASU 2015-17 and, accordingly, has presented deferred income taxes as a noncurrent asset and liability in the accompanying statements of financial condition. The application of ASU 2015-17 had no effect on the Company's previously reported results of operations.

Management of the Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of September 30, 2017 and 2016, management does not believe that it has taken any additional tax position that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction. As of September 30, 2017, the Company's federal and state tax returns generally remain open for examination for three years from the date filed.

At September 30, 2017, the Company had approximately $44,000 in net operating loss carryforwards to offset federal and state taxable income through 2036.

1. **Nature of business and summary of significant accounting policies** (continued):

Fair value measurement:

Investments are reported at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820") establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 - Inputs are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Inputs are based upon other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs are generally unobservable and reflect the Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

2. **Net capital requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

CFS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

For the years ended September 30, 2017 and 2016

2. **Net capital requirement** (continued):

As of September 30, 2017, the Company had net capital and net capital requirements of $31,798 and $5,000, respectively and its ratio of aggregate indebtedness to net capital was 0.02 to 1.

3. **Investments:**

The Company's available for sale investments are carried at fair value and consist of large value mutual funds which invest primarily in equity and bond securities. The following table presents the Company's available for sale investments.

		September 30, 2017			Fair Value Hierarchy		
Fund	Cost	Gross Unrealized Loss	Gross Unrealized Gain	Fair Value	Level 1	Level 2	Level 3
Mutual fund	$26,503	($1,097)	$4,159	$31,702	$31,702	$ -	$ -

		September 30, 2016			Fair Value Hierarchy		
Fund	Cost	Gross Unrealized Loss	Gross Unrealized Gain	Fair Value	Level 1	Level 2	Level 3
Mutual fund	$37,074	($2,905)	$6,184	$43,394	$43,394	$ -	$ -

4. **Income taxes:**

Net deferred tax assets (liabilities) of $3,100 and ($7,600) at September 30, 2017 and 2016, respectively, are the result of the differences between the basis of reporting assets and liabilities for financial statement and income tax purposes. The components of deferred tax assets and liabilities consist of the following as of September 30:

	2017	2016
Deferred tax assets:		
Federal net operating loss carry forward	$ 6,600	$ 1,500
State net operating loss carry forward	3,400	800
Accounts payable	100	100
Total deferred tax assets	10,100	2,400

4. **Income taxes** (continued):

	2017	2016
Deferred tax liabilities:		
Accounts receivable	**(5,500)**	(8,200)
Prepaid expenses	**(300)**	(400)
Net unrealized gain on investment	**(1,200)**	(1,400)
Total deferred tax liability	**(7,000)**	(10,000)
Net deferred tax asset (liability)	**$ 3,100**	($ 7,600)

5. **Related party transactions:**

The Company has an expense sharing agreement with Cooper. Under the terms of the agreement, the Company pays to Cooper monthly fees for the use of office facilities and other administrative services. The Company reimbursed Cooper for the following during the years ended September 30, 2017 and 2016, respectively.

	2017	2016
Compensation and benefits	**$89,230**	$145,028
Office expenses	**14,335**	22,486
Payroll taxes	**5,439**	7,780
Insurance	**3,771**	3,192
Rent	**3,140**	7,234
Equipment repair and maintenance	**1,155**	54

The following table presents the breakdown of the amount due from Cooper as presented on the statements of financial condition as of September 30, 2017 and 2016.

	2017	2016
Gross amount due from Cooper	**$ 27,432**	$ 30,523

On June 6, 2014, the Company loaned money to a stockholder of the Company. The loan was evidenced by a promissory note from the stockholder to the Company. The loan, which is unsecured and bears interest at the rate of 2.00% per annum, has a term of ten years. The loan is payable in full in one lump sum balloon payment at the expiration of the term of the loan. During 2016, an additional $6,000 was loaned.

6. Concentrations of risk and uncertainties:

The Company relies on Cooper as their sole source of commission income. As a broker-dealer, the Company receives fees on investments from various sources made by the clients of Cooper. During the years ended September 30, 2017 and 2016, the Company received 62% and 59%, respectively, of commissions from one source.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is subject to various legal claims and regulatory examinations in the normal course of doing business. Based on information currently available there are no claims or examinations that would have a material effect on the Company's financial position.

7. Supplemental schedules required under Rule 15c3-3:

The Company claims exemption k(1) from rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been prepared in these financial statements: statement of changes in liabilities subordinated in claims of creditors; computation for determination of reserve requirements; information relating to the possession of control requirements; reconciliation of the computation of net capital and the computation for determination of reserve requirements under Exhibit A of Rule 15c3-3.

8. Subsequent events:

In preparing these financial statements, management has evaluated subsequent events through November 3, 2017, which represents the date the financial statements were available to be issued.

CFS SECURITIES, INC.

SCHEDULE I – SCHEDULES OF OPERATING EXPENSES

For the years ended September 30, 2017 and 2016

	2017	2016
Compensation and benefits	**$89,230**	$145,028
Commissions	**27,213**	27,093
Professional fees	**69,875**	24,623
Insurance	**7,416**	6,984
Office expenses	**14,401**	22,702
Licenses, dues and subscriptions	**9,452**	5,636
Rent	**3,140**	7,234
Payroll taxes	**5,439**	7,780
Equipment repair and maintenance	**1,155**	54
Other taxes	**296**	673
Depreciation	**509**	508
Total operating expenses	**$228,126**	$248,315

See Independent Registered Public Accounting Firm's Report

CFS SECURITIES, INC.

SCHEDULE II – COMPUTATION OF NET CAPITAL

September 30, 2017 and 2016

	2017	2016
Total assets	$156,774	$199,672
Less: total liabilities	472	8,180
Net worth	156,302	191,492
Less: Non-allowable assets		
Prepaid expenses	1,243	1,689
Fixed assets	254	763
Commissions receivable, unallowable	23,181	34,591
Due from Cooper Financial Services, Inc.	27,432	30,523
Note receivable, officer	64,539	63,324
Deferred taxes	3,100	-
Total	119,749	130,890
Tentative net capital	36,553	60,602
Less adjustments:		
Discounts on securities positions	(4,755)	(6,509)
Net capital	$ 31,798	$ 54,093
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000 minimum net capital requirement)	5,000	5,000
Excess of net capital	$ 26,798	$ 49,093
Aggregate indebtedness:	$ 472	$ 580
Ratio of total aggregate indebtedness to net capital	0.02 to 1	0.01 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A Filing as of September 30, 2017.

There were no material differences between the year end Focus Report and the audited financial statements.

See Independent Registered Public Accounting Firm's Report

CFS SECURITIES, INC.

SCHEDULE III – ASSETS DEEMED ALLOWABLE

September 30, 2017

Cash, checking and money market		$ 4,811
Marketable securities	$31,702	
Less 15% disallowance	4,755	
Total		26,947
Accounts receivable, allowable		
American general life		506
Oppenheimer funds		6
		512
Assets deemed allowable		$32,270

See Independent Registered Public Accounting Firm's Report



PUE, CHICK, LEIBOWITZ & BLEZARD LLC

Certified Public Accountants

Steven R. Leibowitz, CPA, CVA, MST
Michael R. Blezard, CPA/ABV, CVA
Michael J. Welch, CPA/ABV/PFS, J.D., LL.M
Mark R. Barzottini, CPA

John C.A. Chick, CPA – Retired

Robert J. Pue, CPA (1920 – 2008)
Louis P. Semel, CPA (1930 – 1998)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of CFS Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) **CFS Securities, Inc.** identified the following provisions of 17 C.F. R. §15c3-3(k) under which **CFS Securities, Inc.** claimed an exemption from 17 C.F. R. §240.15c3-3: k(1) and (2) **CFS Securities, Inc.** stated that **CFS Securities, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **CFS Securities, Inc.**'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **CFS Securities, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Certified Public Accountants

Vernon, Connecticut
November 3, 2017

76 South Frontage Road, Vernon Rockville, Connecticut 06066
Tel. (860) 871-1722 Fax (860) 871-1228
E-Mail Info@Pue-CPAs.com www.Pue-CPAs.com

CFS Securities, Inc.
Member FINRA/SIPC
3190 Whitney Avenue Building Six
Hamden, Connecticut 06518
(203) 248-1972 (Fax) (203) 287-0944
Toll Free (877) 237-4621
E-Mail: cfs@cooperfinservices.com

November 03, 2017

The Exemption Report

We, as members of management of CFS Securities, Inc. (the Company), are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240. 15c3-3: (k)(1) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions.

Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § I5c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions");

(2) We met the identified exemption provisions throughout the most recent fiscal year, September 30, 2017, without exception.

Sincerely,



Michael Butler
President & Chief Compliance Officer
CFS Securities, Inc.